UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-273901

BANCORP 34, INC.

(Exact name of registrant as specified in its charter)

8777 E Hartford Drive, Suite 100

Scottsdale, Arizona 85255

(623)334-6064

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Note: The registrant is a bank holding company as defined in Section 2 of the Bank Holding Company act of 1956, as amended, and will file a final 10-K for the year ended December 31, 2024.

Approximate number of holders of record as of the certification or notice date: 523

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Bancorp 34, Inc., has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 6, 2025	BANCORP 34, INC.

	By:	/s/ Kevin Vaughn
	Name:	Kevin Vaughn
	Title:	Chief Financial Officer